Filed by Valero Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company:  Valero Energy Corporation
                                                     Commission File No. 1-13175




The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial results and the proposed Valero/UDS merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS's businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS's businesses generally as set forth in Valero's and UDS's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Valero and UDS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Valero and UDS with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Valero and UDS. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Valero and UDS, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero and UDS stockholders in connection with the merger is set forth, in the case of Valero, in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and in the case of UDS, in UDS's proxy statement for its 2001 annual meeting, filed with the SEC on March 27, 2001, and additional information will be set forth in the definitive joint proxy statement/prospectus referred to above when it is filed with the SEC.

                                     * * * *

THE FOLLOWING IS AN ADVERTISEMENT TO BE RELEASED BY VALERO ENERGY CORPORATION ON MAY 27, 2001:

     [     1                           +                            1     ]
     [Valero logo]                                               [UDS logo]

                                     [=3]


                           A BIGGER, BETTER EMPLOYER
                               AN INDUSTRY LEADER
                         A STRONGER COMMUNITY SUPPORTER

     THE EYES OF THE NATION WILL SOON BE ON SAN ANTONIO AS VALERO ENERGY CORPORATION AND ULTRAMAR DIAMOND SHAMROCK CORPORATION JOIN FORCES TO CREATE
THE PREMIER PETROLEUM REFINING AND MARKETING COMPANY IN THE UNITED STATES. THE NEW SAN ANTONIO-BASED COMPANY WILL HAVE 23,000 EMPLOYEES, 13 REFINERIES AND A TOTAL REFINING CAPACITY OF JUST UNDER 2 MILLION BARRELS PER DAY, MAKING IT SECOND ONLY TO EXXONMOBIL IN CAPACITY. IT WILL ALSO BE ONE OF THE NATION'S LARGEST RETAILERS WITH MORE THAN 5,000 RETAIL OUTLETS IN THE UNITED STATES
AND CANADA.
     AND WITH THE EXPECTED GROWTH OF THE COMBINED COMPANIES, SAN ANTONIO SHOULD PROSPER AS WELL. THIS PARTNERSHIP CREATES A GREAT COMPANY OF SIMILAR CULTURES DEDICATED TO CHARITABLE GIVING AND COMMUNITY SERVICE. BECAUSE THE COMPANIES SHOULD EARN MORE ON A COMBINED BASIS THEN INDEPENDENTLY, CHARITABLE CONTRIBUTIONS SHOULD INCREASE AS WELL. AND JUST AS IMPORTANTLY, SINCE THE COMBINED ENTITY WILL BE POISED FOR GREATER GROWTH AND SUCCESS, THAT SHOULD TRANSLATE INTO MANY MORE JOB OPPORTUNITIES IN SAN ANTONIO.
     SO WHILE THERE ARE MANY CHANGES AHEAD FOR VALERO AND UDS, ONE THING WILL NEVER CHANGE - THAT'S OUR COMMITMENT TO CONTRIBUTING TO SAN ANTONIO'S GROWTH AND SUCCESS.


                        [Valero Energy Corporation logo]